Exhibit 3

Highly Confidential

STRICTLY CONFIDENTIAL

VIA EMAIL

March 2, 2025

Members of the Special Committee of the Board of Directors
23andMe Holding Co.
349 Oyster Point Boulevard
South San Francisco, California 94080

Dear Members of the Special Committee:

I, Anne Wojcicki, am pleased to submit this proposal for the acquisition of all of the outstanding shares of capital stock of 23andMe Holding Co., a Delaware corporation (the “Company”), not owned by me and my affiliates (or any other stockholders I invite to “roll over” their current equity ownership) for cash consideration of $0.41 per share (my “Proposal”; the transactions contemplated by my Proposal, the “Potential Transaction”).

I believe that my Proposal provides compelling value and immediate liquidity to the Company’s public stockholders. My sources and uses for the transaction are set forth in Appendix A hereto.

As part of my Proposal, as requested by the Special Committee, I would be willing to provide $30 million of unsecured financing to the Company to finance the operations of the Company and its subsidiaries through the closing of the Potential Transaction, at a 7% interest rate and a maturity after the closing of the Potential Transaction.

My Proposal is subject to negotiation and execution of mutually agreeable definitive documentation for the Potential Transaction, and no legal obligation with respect to my Proposal or any other transaction shall arise unless and until I have executed such definitive transaction agreements with the Company. The closing of the transaction will not be subject to any financing contingency, but will be subject to the satisfaction of customary conditions, including:

■	the receipt of all material governmental consents and approvals that are required to be obtained in connection with the transaction; and
■
the absence of any material adverse change in the business, assets, condition (financial or otherwise), results of operations, cash flows or properties of the Company and its subsidiaries, taken as a whole.

I expect to make appropriate amendments to my Schedule 13D filed with respect to the Company, as required under applicable securities laws, disclosing my Proposal. Furthermore, as previously stated to the Special Committee of the Board of Directors of the Company (the “Special Committee”), I will only engage in a Potential Transaction or any other corporate acts related to a Potential Transaction if the Special Committee is empowered to consider (including the ability to reject) any such proposal by me with the assistance of its own legal and financial advisors, and the Special Committee approves such proposal. Furthermore, I will only engage in a Potential Transaction (and any other corporate acts related to a Potential Transaction) if, in addition to any other vote required, such transaction is subject to a non-waivable condition requiring approval of a majority of the shares of common stock of the Company not owned by me, any other stockholders who are invited to roll over their shares, or any of their respective affiliates, and such approval is in fact obtained prior to the consummation of such transaction.

I have engaged Skadden, Arps, Slate, Meagher & Flom LLP and TD Cowen to advise me on the Potential Transaction.

I continue to believe the best course of action is for the Company to go private, which will enable it to focus on executing long-term value creation initiatives. I believe that my Proposal provides significant value to the Company and its stockholders and that moving forward with my Proposal is in the best interests of the Company and its customers, employees, and unaffiliated stockholders.

I and my advisors look forward to working with the Special Committee of the Board of Directors to quickly execute definitive transaction agreements. I am available at your convenience to discuss any aspects of my Proposal.

[Signature Page Follows.]

Sincerely,

/s/ Anne Wojcicki
Anne Wojcicki

Appendix A: Capitalization and Sources & Uses Summary

Sources of Funds
Anne Wojcicki Rollover Equity	$2 million
New Capital	$10 million
Bridge Loan	$30 million
Total Sources	$42 million

Uses of Funds
Equity Purchase Price	$12 million
Funding for Operations	$30 million
Total Uses	$42 million